Exhibit 99.2

AGM Group Holdings Inc. Announces Launch of ASIC Miner with Hash Rate Up to 110T

BEIJING, China, August 12, 2021 /PRNewswire/ -- AGM Group Holdings Inc. (“AGMH” or the “Company”) (NASDAQ: AGMH), an integrated technology company focusing on high-performance chip solutions, computing equipment and fintech software services, today announced the launch of its first ASIC Miner - KOI MINER C16 (“C16”). C16 is equipped with the C3012 chip made by Semiconductor Manufacturing International Corp.’s N+1 process. C16 has a hash rate up to 113 TH/s and a power efficiency ratio of 30 J/T, supporting the mining of BTC, BCH and other cryptocurrencies. C16 is expected to launch sales in the United States, Canada and Europe around the end of August 2021.

For the external structure, C16 adopts the design of dual air ducts, which significantly resolves the high-temperature shortcomings of similar products and optimizes the performance of the miners. It also supports cluster deployment and network monitoring. C16's core hash rate and unit power consumption parameters have surpassed its peer miners and are among the top global high hash rate miner models. C16 users could generate more cryptocurrencies at a lower cost, enjoying an upgrade in mining experience.

Mr. Chenjun Li, Co-CEO of the Company, entered the crypto chip field in 2013 and was one of the pioneers within the industry. With extensive experience and industry resources, Mr. Chenjun Li has been able to ensure the stability of the supply chain and secure the supplies to worldwide cryptocurrencies mining operators despite the global chip shortage. “Our company attaches great importance to investing in research and development, meeting our customer needs, providing stable product shipments, and maintaining good relationships with our suppliers.” Mr. Chenjun Li commented, “The launch of C16 is our initial step to the cryptocurrencies mining market. AGMH is aiming to launch more types of miners in the future, providing diverse product selections to our customers.”

About AGM Group Holdings Inc.

Incorporated in April 2015 and headquartered in Beijing, China, AGM Group Holdings Inc. is an integrated technology company focusing on high-performance chip solutions, computing equipment and fintech software services. For more information, please visit www.agmprime.com.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For more information, please contact:

At the Company:

Email: ir@agmprime.com

Investor Relations:

Sherry Zheng
Weitian Group LLC
Email: shunyu.zheng@weitian-ir.com

Phone: +1-718-213-7386